      Ste. 1020 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON UPDATES DRILLING AT G-9 DEPOSIT:
HIGH GRADE INTERSECTIONS CONTINUE TO BE MADE IN CENTRAL ZONE
NEW SOUTHWEST ZONE DELINEATED

September 25, 2006, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd., (TSX:FAN) ("Farallon " or "the Company")is pleased to provide the latest results of core drilling at the Company's Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. The latest results are all from the G-9 deposit. Significant intersections of high grade mineralization continue to be made. Drilling continues and is focused exclusively on G-9.

The latest results are from 42 exploration holes. Results from these new holes are included in the attached Assay Table. Hole locations are shown on the G-9 Drill Hole Location Map and a Deposit Location Map which can be viewed on Farallon's website at www.farallonresources.com.

Two step-outs from hole 420 - the very high grade G-9 discovery hole drilled in May 2005 - have encountered thick intersections of high grade mineralization. Holes 576 and 578 intersected 14 metres and 10 metres, respectively, of massive sulphides, expanding the high grade Central Zone of the G-9 deposit. Information derived from these holes has also been used to re-interpret the geology of the Central Zone. As a result, the true width of the intersection in hole 420 (14.2% Zn, 1.76% Cu, 0.69% Pb, 1.06 g/t Au and 67 g/t Ag) has increased from 8 to 14 metres. These developments will result in an important addition to the high grade resource of the Central Zone.

Additionally, several substantive intersections have been made at the new Southwest Zone at G-9. The most significant new holes are 563 and 566. These holes have cumulative intersections of 20 metres and 29 metres, respectively, of massive sulphides. Management believes that, although lower grade than other areas in the G-9 deposit, the Southwest Zone has the potential to add substantial resources to the deposit.

The G-9 deposit remains open to the southwest, northwest and southeast. Drilling is ongoing with intersections of massive sulphides continuing to be made. Additional assay results will be released when received.

Highlights of the new drilling results by zone are:

Drill Hole		From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	AuEQ g/t	AgEQ g/t	CuEQ %	ZnEQ %
Central Zone
576		402.3	416.3	14.0	13.8	0.43	33	2.13	0.11	14.79	18.55	1,284	9.74	20.29
576	Incl.	402.3	406.3	4.0	4.0	0.72	70	2.43	0.27	24.33	28.77	1,991	15.10	31.46
578		400.5	406.5	6.0	6.0	1.38	103	3.35	1.10	17.01	25.46	1,762	13.37	27.85
578		413.5	417.5	4.0	4.0	0.17	13	1.38	0.04	8.24	10.53	729	5.53	11.52
Southeast Zone
554		485.6	487.9	2.3	2.30	0.13	39	1.14	0.52	12.64	14.72	1,019	7.73	16.10
Southwest Zone
541		577.0	584.0	7.0	5.9	1.14	106	0.44	0.77	6.94	10.32	714	5.42	11.28
541	Incl.	580.0	583.0	3.0	3.0	0.60	69	0.51	0.58	9.66	11.74	813	6.17	12.85
546		541.2	546.0	4.9	4.9	7.14	306	0.38	1.86	6.62	19.47	1,348	10.22	21.30
546		543.2	545.2	2.0	2.0	7.58	313	0.45	2.55	13.28	26.65	1,845	13.99	29.15
562		390.5	394.2	3.7	3.5	4.60	260	1.39	1.97	7.55	19.10	1,322	10.03	20.89
563		572.6	576.6	4.0	3.1	0.54	54	0.66	0.25	8.65	10.64	736	5.58	11.63
566		576.0	584.0	8.0	6.1	0.95	80	1.29	0.59	5.73	10.16	703	5.33	11.11

Notes to Table :
Metal equivalent calculations used the following metal prices: Au US$450/oz; Ag US$6.5/oz; Cu US$1.25/lb;
Pb US$0.40/lb; Zn US$0.60/lb

1. Gold Equivalent (Au EQ g/t): =(Au g/t)+(Ag g/t*0.20898/14.468)+(Cu %*27.558/14.468)+(Pb %*8.8185/14.468)+(Zn %*13.227/14.468)
2. Silver Equivalent (Ag EQ g/t): =(Au g/t*14.468/0.20898)+(Ag g/t)+(Cu %*27.558/0.20898)+(Pb %*8.8185/0.20898)+(Zn %*13.227/0.20898)
3. Copper Equivalent (Cu EQ %): =(Au g/t*14.468/27.558)+(Ag g/t*0.20898/27.558)+(Cu %)+(Pb %*8.8185/27.558)+(Zn %*13.227/27.558)
4. Zinc Equivalent (Zn EQ %): =(Au g/t*14.468/13.227)+(Ag g/t*0.20898/13.227)+(Cu %*27.558/13.227)+(Pb %*8.8185/13.227)+(Zn %)

Dick Whittington said:

"The extension of the very high grade Central Zone at G-9, coupled with the delineation of the new Southwest Zone, is very encouraging. These results add significantly to the total resource potential of G-9 and further support our efforts to target the development of a mine at G-9. The G-9 deposit still remains open in three directions, giving us encouragement that further additions will be made to the G-9 resource base. The possibility of a mine at G-9 continues to be the focus of the Company's evaluation efforts at this time."

Farallon's drilling programs include rigorous quality assurance and quality control procedures under the supervision of qualified persons. The in-house qualified person for the drilling program at Campo Morado is Daniel Kilby, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon is in the process of raising funds to evaluate and expedite the possibility of a mine at G-9. For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1- 800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                               Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for pits and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

TABLE OF ASSAY RESULTS - SEPTEMBER 25, 2006

Drill Hole		From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au EQ1 g/t	Ag EQ2 g/t	Cu EQ3%	Zn EQ4%
535		531.7	534.5	2.8	1.8	4.19	210	0.75	1.13	3.01	12.09	837	6.34	13.22
536		585.9	594.9	9.0	9.0	1.95	110	0.42	1.01	3.82	8.44	584	4.43	9.23
536	Incl.	590.9	594.9	4.0	4.0	0.80	56	0.60	0.89	6.71	9.43	653	4.95	10.31
541		577.0	584.0	7.0	5.9	1.14	106	0.44	0.77	6.94	10.32	714	5.42	11.28
541	Incl.	580.0	583.0	3.0	3.0	0.60	69	0.51	0.58	9.66	11.74	813	6.17	12.85
544		538.4	547.2	8.8	8.8	3.27	202	0.61	0.87	3.28	10.89	754	5.72	11.91
544	Incl.	538.4	541.4	3.0	3.0	4.05	243	0.44	1.41	6.09	14.82	1,026	7.78	16.22
546		541.2	546.0	4.8	4.8	7.14	306	0.38	1.86	6.62	19.47	1,348	10.22	21.30
546	Incl.	543.2	545.2	2.0	2.0	7.58	313	0.45	2.55	13.28	26.65	1,845	13.99	29.15
554		485.6	487.9	2.3	2.3	0.13	39	1.14	0.52	12.64	14.72	1,019	7.73	16.10
555		533.9	572.5	38.6	38.6	1.90	138	0.50	0.83	3.55	8.60	595	4.51	9.40
555	Incl.	533.9	550.5	16.6	16.6	2.96	213	0.38	1.13	2.85	10.05	696	5.28	10.99
555		554.5	559.5	5.0	5.0	1.38	122	0.91	0.71	4.42	9.36	648	4.92	10.24
555		564.5	572.5	8.0	8.0	1.00	61	0.50	0.85	5.42	8.29	574	4.35	9.07
557		512.0	516.7	4.7	4.7	2.58	135	0.46	0.48	1.80	7.33	508	3.85	8.02
559		509.7	513.7	4.0	2.5	3.68	205	0.67	1.01	2.51	10.83	750	5.69	11.85
562		388.5	394.2	5.7	5.4	4.06	236	1.14	1.74	5.10	15.37	1,064	8.07	16.81
562	Incl.	390.5	394.2	3.7	3.5	4.60	260	1.39	1.97	7.55	19.10	1,322	10.03	20.89
562		409.5	411.5	2.0	1.9	1.58	80	1.73	0.15	1.62	7.59	526	3.99	8.31
563		545.0	549.8	4.8	3.7	2.96	169	1.21	0.86	3.32	11.26	780	5.91	12.32
563		551.0	557.0	6.0	4.6	0.71	122	2.36	0.31	1.38	8.42	583	4.42	9.21
563		562.4	567.4	5.0	3.8	1.08	89	3.12	0.69	3.85	12.25	848	6.43	13.40
563		572.6	576.6	4.0	3.1	0.54	54	0.66	0.25	8.65	10.64	736	5.58	11.63
564		379.5	383.5	4.0	3.9	1.95	128	0.44	0.91	1.62	6.67	462	3.50	7.30
565		407.0	421.0	14.0	12.6	1.63	100	0.64	0.91	4.56	9.01	624	4.73	9.86
565	Incl.	417.0	421.0	4.0	3.6	2.06	92	0.76	1.12	6.19	11.18	774	5.87	12.23
566		544.0	550.0	6.0	4.6	3.61	242	0.37	1.25	0.14	8.68	601	4.56	9.49
566		552.0	554.0	2.0	1.5	1.44	263	3.13	0.72	4.76	15.99	1,107	8.40	17.49
566		558.0	566.0	8.0	6.1	1.56	95	1.75	0.54	3.77	10.03	694	5.27	10.97
566		566.0	571.0	5.0	3.8	0.77	91	0.38	0.50	4.72	7.41	513	3.89	8.11
566		576.0	584.0	8.0	6.1	0.95	80	1.29	0.59	5.73	10.16	703	5.33	11.11
571		404.6	406.5	1.9	1.8	0.40	79	3.13	0.03	0.16	7.66	530	4.02	8.38
572		556.6	560.6	4.0	4.0	4.92	282	0.69	1.27	2.72	13.57	940	7.12	14.84
572		560.6	564.3	3.7	3.7	2.93	234	0.73	1.04	0.72	8.98	621	4.71	9.82
576		402.3	416.3	14.0	13.8	0.43	33	2.13	0.11	14.79	18.55	1,284	9.74	20.29
576	Incl.	402.3	406.3	4.0	4.0	0.72	70	2.43	0.27	24.33	28.77	1,991	15.10	31.46
578		400.5	406.5	6.0	6.0	1.38	103	3.35	1.10	17.01	25.46	1,762	13.37	27.85
578		413.5	417.5	4.0	4.0	0.17	13	1.38	0.04	8.24	10.53	729	5.53	11.52

Holes 533, 537-540, 542, 543, 545, 547, 548, 549 (abandoned), 550-553, 556, 558, 560-561, 567-570 and 573 had no significant intersections.

Metal equivalent calculations used the following metal prices: Au US$450/oz; Ag US$6.5/oz; Cu US$1.25/lb; Pb US$0.40/lb; Zn US$0.60/lb
1. Gold Equivalent (Au EQ g/t): =(Au g/t)+(Ag g/t*0.20898/14.468)+(Cu %*27.558/14.468)+(Pb %*8.8185/14.468)+(Zn %*13.227/14.468)
2. Silver Equivalent (Ag EQ g/t): =(Au g/t*14.468/0.20898)+(Ag g/t)+(Cu %*27.558/0.20898)+(Pb %*8.8185/0.20898)+(Zn %*13.227/0.20898)
3. Copper Equivalent (Cu EQ %): =(Au g/t*14.468/27.558)+(Ag g/t*0.20898/27.558)+(Cu %)+(Pb %*8.8185/27.558)+(Zn %*13.227/27.558)
4. Zinc Equivalent (Zn EQ %): =(Au g/t*14.468/13.227)+(Ag g/t*0.20898/13.227)+(Cu %*27.558/13.227)+(Pb %*8.8185/13.227)+(Zn %)